About CGI

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America ("US"), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.8 billion (US$3.3 billion) and as at March 31, 2007, CGI's order backlog was $12.3 billion (US$10.5 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Our numbers...



CGI Group Inc. Quarterly Report 2

For the second quarter ended March 31, 2007

Stock Exchanges

Toronto: GIB.A
New York: GIB

Shares Outstanding (as at March 31, 2007)

294,181,095 Class A subordinate shares*
34,208,159 Class B shares

* Note: Included in the number of Class A subordinate shares outstanding are 86,000 shares which were repurchased at the end of the second quarter, of which, 82,400 were held by the Company, were unpaid, and had not been cancelled, as well as 3,600 which were held by the Company, had been paid, but had not been cancelled.

Second Quarter Fiscal 2007 Trading Summary

TSX	(CDN$)	NYSE	(US$)
Open:	$8.10	Open:	$7.00
High:	$10.18	High:	$8.83
Low:	$7.85	Low:	$6.71
Close:	$9.98	Close:	$8.66
Average Daily Trading Volume:	1,397,928	Average Daily Trading Volume:	132,131

Transfer Agent

Computershare Trust Company of Canada
800 564-6253

Investor Relations

Lorne Gorber
Vice-President, Global Communications and Investor Relations
Telephone: 514 841-3355
lorne.gorber@cgi.com

www.cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Table of Contents

CGI GROUP INC.

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as "CGI", "we" , "our" or "Company". This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements and the notes thereto for the three and six months ended March 31, 2007 and 2006, and with the fiscal 2006 Annual Report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:

1. Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale of assets and income taxes ("adjusted EBIT") and
2. Net earnings prior to restructuring costs related to specific items.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 13.

Net earnings prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 14.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services ("IT services") and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may hire clients' IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB's is as follows:
- The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To this end, we have implemented and maintain a quality program under the ISO (International Organization for Standardization) system. We firmly believe that by designing and implementing rigorous service delivery quality standards followed by continuous monitoring of conformity with those standards that we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, for the fiscal year 2006, 97% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
Since September 30, 2006, there were no significant changes to our competitive environment. Please refer to our 2006 Annual Report for more details.

Vision, Mission, and Strategy
Since September 30, 2006, there were no changes to our Vision, Mission, and Strategy. Please refer to our 2006 Annual Report for more details.

Quarterly Variances
You can refer to our 2006 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company's future performance.

New Contracts, Extensions and Renewals
During the second quarter of 2007, CGI announced new contracts, extensions and renewals including, but not limited to, the following:
- January 26, 2007: Seven-year contract valued at $23.6 million to provide multi-level IT services and technology outsourcing for the Acxsys Corporation.
- February 13, 2007: Ten-year contract valued at US$84 million whereby the Environmental Protection Agency in the United States has chosen CGI as the financial management shared services provider for its Financial Systems Modernization Project.
- March 6, 2007: Two-year contract valued at $9.7 million to provide systems integration support services to Public Works and Government Services Canada's Financial Systems Transformation Project. The contract includes options to extend the contract by up to four additional one year periods.
- March 29, 2007: Two-year extension of the commercial agreement, originally a 10 year agreement announced on February 16, 2004, with National Bank of Canada to provide payroll services to the bank's corporate clients until 2016.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Competitive Position Strengthening Program
In the first quarter of 2007, the Company completed the Competitive Position Strengthening Program announced on March 29th, 2006. The Company continues to expect a one year payback. Furthermore, the company continues to expand its Global Delivery Model in our centres of excellence in Atlantic Canada, Southwest Virginia and India. Please see Note 8 in the Financial Statements for a summary of charges in the first quarter of 2007.

Share Repurchase Program
On January 31, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Company has received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid. The Issuer Bid enables CGI to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,091,303 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 5, 2007 and ending no later than February 4, 2008, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the second quarter of 2007, the Company repurchased 3,522,300 of its Class A subordinate shares for $34,373,197 at an average price plus commissions of $9.76. Since the beginning of the fiscal year, the Company repurchased 5,418,300 of its Class A subordinate shares for $49,402,765 at an average price plus commissions of $9.12 under the current and previous Normal Course Issuer Bid.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Overview of the Second Quarter

Selected Quarterly Information

For the 3 months ended	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Backlog[1] *(in millions of dollars)*	12,254	12,555	12,722	13,303	13,686
Bookings *(in millions of dollars)*	859	769	462	787	1,746
Revenue					
Revenue *(in '000 of dollars)*	951,342	904,060	845,820	866,504	866,836
Year-over-year revenue growth prior to foreign currency impact	8.3%	1.2%	-4.0%	-3.4%	-2.4%
Profitability					
Adjusted EBIT[2] margin	10.7%	11.0%	10.8%	9.0%	7.2%
Net earnings margin	6.6%	4.8%	4.7%	4.1%	1.6%
Net earnings prior to restructuring costs related to specific items margin[3]	6.6%	6.5%	6.3%	5.4%	4.0%
Basic & Diluted EPS *(in dollars)*	0.19	0.13	0.12	0.11	0.04
Basic & Diluted EPS prior to restructuring costs related to specific items *(in dollars)*	0.19	0.18	0.16	0.14	0.10
Balance Sheet					
Total assets *(in '000 of dollars)*	3,732,497	3,849,136	3,692,032	3,868,395	3,937,470
Total long-term liabilities *(in '000 of dollars)*	1,090,254	1,271,244	1,276,462	1,378,021	1,501,297
Cash generation / Financial structure					
Cash provided by operating activities *(in '000 of dollars)*	128,962	166,174	51,823	107,595	82,550
Days sales outstanding[4]	43	44	52	48	50
Net debt to capitalization ratio[5]	20.2%	22.6%	27.2%	25.5%	28.2%

1: Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.
2: Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 13.
3: Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 14.
4: Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters' revenue over 90 days.
5: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Overview of Financial Performance

Revenue Variation

	3 months ended March 31, 2007	3 months ended March 31, 2006	6 months ended March 31, 2007	6 months ended March 31, 2006
Revenue *(in '000 of dollars)*	**951,342**	866,836	**1,855,402**	1,765,299
Variation prior to foreign currency impact	**8.3%**	-2.4%	**4.7%**	-1.9%
Foreign currency impact	**1.4%**	-2.9%	**0.4%**	-2.4%
Variation over previous year	**9.7%**	-5.3%	**5.1%**	-4.3%

In the second quarter of 2007, revenue increased by 9.7% ($84.5 million) versus the same quarter last year. On a constant currency basis, revenue increased by 8.3% or $72.6 million. The growth was driven by business won with new and existing customers and to a lesser extent from our acquisitions of Pangaea Systems Inc. in March 2006, and Plaut Consulting SAS, acquired in June 2006, partly offset by slightly lower revenue in our BPS business. The favourable impact of foreign currency fluctuations on a year-over-year basis was $11.9 million.

For the six months ended March 31, 2007, revenue increased by 5.1% ($90.1 million) when compared to the same six month period in 2006. The growth is mainly attributable to additional work volumes from new and existing clients won over the last twelve months, and to a lesser extent from our acquisition of Pangaea Systems Inc. and Plaut Consulting SAS. This more than offset the decline in revenue from BCE estimated at $7.2 million, and the decline in our BPS business stemming primarily from the sale of our electronic switching assets in the first quarter of fiscal 2006.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Revenue by LOB

(in '000 of dollars except for percentage)	3 months ended March 31, 2007 $	3 months ended March 31, 2006 $	Change %	6 months ended March 31, 2007 $	6 months ended March 31, 2006 $	Change %
IT services prior to foreign currency impact	820,991	746,972	9.9	1,614,559	1,525,045	5.9
Foreign currency impact	11,293	-	1.5	7,167	-	0.4
IT services	832,284	746,972	11.4	1,621,726	1,525,045	6.3
BPS prior to foreign currency impact	118,429	119,864	-1.2	234,245	240,254	-2.5
Foreign currency impact	629	-	0.5	(569)	-	-0.2
BPS	119,058	119,864	-0.7	233,676	240,254	-2.7
Revenue	951,342	866,836	9.7	1,855,402	1,765,299	5.1

IT Services
In the second quarter of 2007 revenue from our IT Services LOB increased by 11.4% ($85.3 million). This growth was primarily driven by additional work with new and existing clients primarily in Canada and the US, and to a lesser extent from our acquisitions of Pangaea Systems Inc. and Plaut Consulting SAS. We benefited from favourable foreign currency fluctuations contributing $11.3 million or an increase of 1.5%.

For the six months ended March 31, 2007, revenue from IT Services increased by 6.3% ($96.7 million). The growth was driven by additional work with new and existing clients in Canada and the US, as well as the two niche acquisitions made in 2006. These more than offset the $7.2 million shortfall in revenue from BCE. Favourable foreign currency fluctuations accounted for $7.2 million.

BPS
Revenue declined 0.7% ($0.8 million) during the second quarter of 2007, driven mainly by the reduced volume of claims processed in our insurance sector.

For the year-to-date, revenue decreased 2.7% ($6.6 million) driven by the reduction of revenue related to the sale of our electronic switching assets, lower levels of insurance claims, and by an unfavourable currency fluctuation.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Revenue Distribution

The following tables provide additional information regarding our revenue mix:







Contract Types	Geographic Markets	Targeted Verticals

A. Management of IT and business functions (outsourcing)
    i) IT services 42%
    ii) BPS 12%
 B. Systems integration and consulting 46%
	A. Canada 58%
	 B. U.S. 34%
	 C. Europe and Asia Pacific 8%
		A. Government and Healthcare 34%
		 B. Financial services 33%
		 C. Telecommunications and utilities 19%
		 D. Retail and distribution 7%
		 E. Manufacturing 7%

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Client Concentration

In the second quarter of fiscal 2007, our revenue with BCE, our largest client, increased $7.4 million from the second quarter of 2006. This represented 10.5% of our total revenue, compared to 10.6% in the second quarter of 2006.

Operating Expenses

(in '000 of dollars except for percentage)	3 months ended March 31, 2007	3 months ended March 31, 2006	Change	6 months ended March 31, 2007	6 months ended March 31, 2006	Change
	$	$	%	$	$	%
Costs of services, selling and administrative	**805,519**	759,706	6.0	**1,569,557**	1,536,553	2.1
As a percentage of revenue	*84.7%*	*87.6%*		*84.6%*	*87.0%*	
Amortization						
Capital assets	**9,591**	9,485	1.1	**16,689**	17,939	-7.0
Contract costs related to transition costs	**5,503**	3,986	38.1	**9,407**	7,989	17.7
Finite-life intangibles and other long-term assets	**28,689**	30,832	-7.0	**58,020**	61,245	-5.3
Total amortization	**43,783**	44,303	-1.2	**84,116**	87,173	-3.5

Costs of services, selling and administrative

For the three months ended March 31, 2007, costs increased by 6.0% ($45.8 million) over the same period last year. The increase is due to increased work volumes in our IT services business. Our competitive strengthening program drove costs down from 87.6% to 84.7% of total revenue, in line with results of the previous two quarters, demonstrating the continuing benefits of the program.

For the six months ended March 31, 2007, costs have increased by 2.1% ($33.0 million) versus the prior year. These results are related to the increase in work experienced in the period, offset by the benefits of the competitive strengthening program.

Amortization Expense

The decrease in amortization expense in both the three and six month periods ended March 2007 was mainly due to a decrease in the amortization of finite life intangibles related to certain internal software and customer relationship software having been fully amortized. This was partially offset by accelerating the amortization of certain contract costs as a result of a reorganization of a client.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Adjusted EBIT by LOB

(in '000 of dollars except for percentage)	3 months ended March 31, 2007	3 months ended March 31, 2006	Change	6 months ended March 31, 2007	6 months ended March 31, 2006	Change
	$	$	%	$	$	%
IT services	**106,238**	68,902	54.2	**206,889**	155,360	33.2
As a percentage of IT services revenue	*12.8%*	*9.2%*		*12.8%*	*10.2%*	
BPS	**14,781**	12,365	19.5	**28,173**	25,528	10.4
As a percentage of BPS revenue	*12.4%*	*10.3%*		*12.1%*	*10.6%*	
Corporate	**(18,979)**	(18,440)	-2.9	**(33,333)**	(39,315)	-15.2
As a percentage of total revenues	*-2.0%*	*-2.1%*		*-1.8%*	*-2.2%*	
Adjusted EBIT	**102,040**	62,827	62.4	**201,729**	141,573	42.5
Adjusted EBIT margin	*10.7%*	*7.2%*		*10.9%*	*8.0%*	

In the second quarter of 2007, IT services adjusted EBIT increased by 54.2% ($37.3 million) as a result of increased work volumes with new and existing clients and the benefits of improved profitability resulting from our competitive position strengthening program. As a result, the adjusted EBIT margin grew from 9.2% to 12.8% of revenue.

In the BPS LOB adjusted EBIT increased 19.5% ($2.4 million) and reached 12.4% of revenue. This resulted from a more efficient cost structure stemming from the streamlining of certain operations.

For the six months ended March 31, 2007, both lines of business have shown increases in adjusted EBIT of $51.5 million and $2.6 million for ITS and BPS respectively. The increase in EBIT for IT services resulted from increased work in that segment and the benefits related to our competitive strengthening program.

For the six month period ended March 31, 2007, the decrease in corporate expenses was mainly due to the savings achieved as part of the Company's program to strengthen its competitive position.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Earnings Before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes which is reported in accordance with Canadian GAAP:

(in '000 of dollars except for percentage)	3 months ended March 31, 2007 $	3 months ended March 31, 2006 $	Change %	6 months ended March 31, 2007 $	6 months ended March 31, 2006 $	Change %
Adjusted EBIT	102,040	62,827	62.4	201,729	141,573	42.5
Restructuring costs related to specific items	-	(31,315)	-	(23,010)	(31,315)	-26.5
Interest on long-term debt	(11,626)	(12,117)	-4.1	(24,113)	(16,706)	44.3
Other income, net	1,970	1,696	16.2	3,899	3,611	8.0
Gain/(Loss) on sale of assets	-	(558)	-	-	10,475	-
Earnings before income taxes	92,384	20,533	349.9	158,505	107,638	47.3

Interest on Long-term Debt

The increase in year-to-date interest expense on long-term debt reflects the long-term debt drawn from the Company's credit facility to finance the purchase of 100,000,000 Class A subordinate voting shares from BCE in the second quarter of 2006. At the end of March 31, 2007, the long-term debt was $594.0 million, compared to $962.2 million at the end of the second quarter 2006.

Gain on Sale of Assets

In the first quarter of 2006, we recorded a gain on the sale of our electronic switching assets of $10.5 million.

Income Taxes

Income tax expense was $29.7 million in the second quarter of 2007 compared to $6.4 million last year. The increase of $23.3 million is directly related to the $71.9 million increase in earnings before income tax during the period. The income tax rate was 32.1% up from 31.1% last year reflecting the lower impact on the effective rate of the benefits arising from the investment in subsidiaries.

For the year to date 2007, income tax expense was $52.1 million, up $15.5 million over last year, resulting mainly from improved profitability after the impact of the restructuring charges taken in 2006.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Earnings

The following table includes a reconciliation between net earnings prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2007	3 months ended March 31, 2006	Change	6 months ended March 31, 2007	6 months ended March 31, 2006	Change
(in '000 of dollars unless otherwise indicated)	$	$	%	$	$	%
Net earnings prior to restructuring costs related to specific items	**62,711**	34,704	80.7	**121,072**	91,612	32.2
Margin	*6.6%*	*4.0%*		*6.5%*	*5.2%*	
Restructuring costs related to specific items	**-**	(31,315)	-100.0	**(23,010)**	(31,315)	-26.5
Tax impact of restructuring costs related to specific items	**-**	10,760	-100.0	**8,330**	10,760	
Net earnings	**62,711**	14,149	343.2	**106,392**	71,057	49.7
Margin	*6.6%*	*1.6%*		*5.7%*	*4.0%*	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	**329,056,989**	344,825,024	-4.6	**329,761,789**	388,126,856	-15.0
Basic and diluted earnings per share prior to restructuring costs related to specific items *(in dollars)*	**0.19**	0.10		**0.37**	0.24	
Basic and diluted earnings per share *(in dollars)*	**0.19**	0.04		**0.32**	0.18	

For the second quarter of 2007, net earnings increased 343.2% ($48.6 million) following the improved profitability resulting from the completion of the restructuring program initiated in the second quarter of 2006 and our continued revenue growth in IT services.

For the first half of fiscal 2007, the increase in net earnings of 49.7% ($35.3 million) is the result of the now-completed restructuring program, and the continued revenue growth in IT services.

CGI's basic weighted average number of shares outstanding at the end of the second quarter of 2007 was down 4.6% compared with the second quarter of 2006, due to the repurchase of shares on the open market as part of its Normal Course Issuer Bid. The total number of shares outstanding at the end of the second quarter of 2007 was 328,389,254, which included 82,400 shares that had been repurchased but neither paid for, nor cancelled before the end of the second quarter, and another 3,600 shares which had been repurchased, were paid for, but had not been cancelled before the end of the quarter.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Liquidity

CGI's growth is financed through a combination of our cash flow from operations, the issuance of debt, borrowing under our existing credit facilities and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at March 31, 2007, cash and cash equivalents were $93.8 million. The following table illustrates the main activities for the three and six month periods ended March 31, 2007 and 2006:

	3 months ended March 31, 2007	3 months ended March 31, 2006	Variance	6 months ended March 31, 2007	6 months ended March 31, 2006	Variance
(in '000 of dollars)						
Cash provided by operating activities	**128,962**	82,550	46,412	**295,136**	146,178	148,958
Cash used in investing activities	**(34,164)**	(17,525)	(16,639)	**(62,538)**	(49,816)	(12,722)
Cash used in financing activities	**(147,067)**	(130,015)	(17,052)	**(261,748)**	(138,541)	(123,207)
Effect of foreign exchange rate changes on cash and cash equivalents	**(468)**	32	(500)	**7,245**	(290)	- 7,535
Net Decrease in cash and cash equivalents	**(52,737)**	(64,958)	12,221	**(21,905)**	(42,469)	20,564

Operating Activities

Cash provided by operating activities was $129.0 million in the second quarter of 2007, compared with $82.6 million in the same quarter of last year. The year-over-year increase of $46.4 million resulted from improved profitability, favourable timing of payroll deductions at source mostly offset by the purchase of a maintenance agreement related to a large enterprise license agreement, and the timing of other large payments.

The year-to-date variance of $149.0 million was the result of improved net earnings as well as more expedient collection of our accounts receivable, and the favourable timing of payments for payroll deductions and profit sharing.

Investing Activities

In the second quarter of 2007, a total of $34.2 million was invested, an increase of $16.6 million compared with the $17.5 million in the same quarter of last year, while for the year to date, $62.5 million was invested, an increase of $12.7 million over last year. The investments were primarily in the development of software, software licenses, contract costs, computer equipment and leasehold improvements to our facilities. The change for the quarter and year to date was mainly driven by the receipt in 2006 of the proceeds related to the sale of switching assets, partially offset by payments related to an acquisition in the second quarter of 2006, and the purchase of a large enterprise license agreement.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Financing Activities

In the second quarter of 2007, financing activities used $147.1 million as we repaid a net amount of $134.1 million of our debt, our continuing share repurchase program consumed $34.2 million, and the exercise of stock options generated $21.2 million of proceeds. This compares to last year when financing activities consumed $130.0 million as we repurchased of our Class A subordinate shares from BCE for $866.0 million including associated costs which we financed by our credit facilities for $738.6 million and $127.4 million of cash. Additionally, during the second quarter of last year, we made net debt repayments of $33.7 million in the quarter, and the exercise of warrants and stock options generated proceeds of $31.1 million.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these commitments outside of our normal course of business since our year ended September 30, 2006 as disclosed in the 2006 Annual Report.

Capital Resources

	Total Commitment	Available at March 31, 2007	Outstanding at March 31, 2007
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	93,824	-
Unsecured committed revolving facilities [1]	1,000,000	617,710	382,290 [2]
Lines of credit and other facilities [1]	29,539	29,539	-
Total	1,029,539	741,073	382,290 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $365.0 million and Letters of Credit for $17.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2007, cash and cash equivalents were $93.8 million and the total credit facilities available amounted to $647.3 million. Cash equivalents typically include commercial paper, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

Total long-term debt decreased by $134.5 million to $594.0 million at March 31, 2007, compared with $728.6 million at December 31, 2006. The variation resulted primarily from the net reimbursement of $132.3 million of our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At March 31, 2007, CGI was in compliance with these covenants.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Selected Measures of Liquidity and Capital Resources

	As at March 31, 2007	As at March 31, 2006
Net debt to capitalization ratio	20.2%	28.2%
Days sales outstanding *(in days)*	43	50
Return on invested capital [1]	8.7%	7.5%

1: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased to 20.2% compared to last year mainly due to the debt reduction during the first half of 2007.

Days sales outstanding decreased by seven days to 43 when compared with last year, mainly due to the timing of payments from large customers.

Return on invested capital for the twelve months ending March 31, 2007, was 8.7% up from 7.5% last year. This was mainly driven by the effects of the restructuring program which lowered our cost base and improved earnings before interest expense and income taxes.

Off-Balance Sheet Financing and Guarantees

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. government contracts.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at March 31, 2007, we provided for a total of $87.7 million of these bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contracts or acquisitions.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost	3 months ended March 31 2007	3 months ended March 31 2006	6 months ended March 31 2007	6 months ended March 31 2006
(in '000 of Canadian dollars)	$	$	$	$
Revenue	33,034	26,678	59,953	52,327
Accounts receivable	6,465	5,864	6,465	5,864
Work in progress	2,345	1,979	2,345	1,979
Contract costs	14,992	17,490	14,992	17,490
Deferred revenue	1,347	2,603	1,347	2,603

Summary of Significant Accounting Policies

The interim consolidated financial statements for the three and six months ended March 31, 2007 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for those outlined on page 22 of this document in the section Change in Accounting Policies.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Critical Accounting Estimates

The Company's significant accounting policies are described in Note 2 of the September 30, 2006 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

		Consolidated statements of earnings				
Areas impacted by estimates	Consolidated balance sheets	Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Restructuring costs related to specific items	Income taxes
Allowance for doubtful accounts	X		X			
Goodwill	X			X		
Income taxes	X					X
Accounts payable and accrued liabilities	X		X			
Accrued integration charges	X		X			
Revenue recognition	X[1]	X				
Contract costs	X	X		X		
Investment tax credits	X		X			
Impairment of long-lived assets	X			X		
Restructuring costs related to specific items	X				X	

1: Accounts receivable, work in progress and deferred revenue.

Allowance for Doubtful Accounts

The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill

Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued Integration Charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition

The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Contract Costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company's operations.

Investment Tax Credits
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Restructuring Costs Related to Specific Items
The Company announced in the second quarter of fiscal 2006 a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the year was comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges required management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

Change in Accounting Policies

The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2006:

a) Section 3855, "Financial Instruments - Recognition and Measurement", describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b) Section 1530, "Comprehensive Income", and Section 3251, "Equity". Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative statements are restated to reflect application of this section for changes in the balances of the foreign currency translation of self-sustaining foreign operations.

c) Section 3865, "Hedges", describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections, which are effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments — Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Section 3863, "Financial Instruments — Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 "Financial Instruments — Disclosure and Presentation". The Company does not expect the adoption of this new section do have a significant effect on the consolidated financial statements.

c) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what

the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in the foreign currency translation adjustment.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the U.S. and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C (Systems integration & Consulting) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2007, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (10.5% in the second quarter of 2007) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Short-term, project-related contract risks – CGI derives a portion of its revenue from shorter-term, project-oriented contracts. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the

Management's Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2007

extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy as part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management, and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2006 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2006. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. As at March 31, 2007, there has been no change that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2007

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at March 31, 2007, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.